09056367

AB 3/30

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 25 2009
Washington, DC
110

SEC FILE NUMBER
8- 44951

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Charles Jordan & Co., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

805 Third Ave - 18th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Charles Jordan 212-688-6242
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Graf Repetti & Co., LLP formerly Marx, Lange, Gutterman LLP
(Name – *if individual, state last, first, middle name*)

1114 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/31

OATH OR AFFIRMATION

I, Charles Jordan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Charles Jordan & Co. , LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DAVID S. LOCKER
Notary Public, State of New York
No. 01LO4970053
Qualified in New York County
Commission Expires July 30, 2010

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHARLES JORDAN & CO., LLC

CONTENTS

	Page
INDEPENDENT AUDITOR'S REPORT	1
AUDITED FINANCIAL STATEMENTS	
Statement of Financial Condition	2
Statement of Operations and Changes in Members' Deficiency	3
Statement of Changes in Subordinated Liabilities	4
Statement of Cash Flows	5
Notes to the Financial Statements	6 - 8
SUPPLEMENTAL INFORMATION	
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	9
SUPPLEMENTARY REPORT OF INDEPENDENT AUDITORS	
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	10
Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3	11 - 12

GRAF REPETTI & CO., LLP
Certified Public Accountants & Business Advisors
www.grafrepetti.com

INDEPENDENT AUDITOR'S REPORT

To the Members of
Charles Jordan & Co., LLC

We have audited the accompanying statement of financial condition of Charles Jordan & Co., LLC as of December 31, 2008, and the related statements of operations and changes in members' deficiency, changes in subordinated liabilities, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Charles Jordan & Co., LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Graf Repetti & Co., LLP

New York, New York
March 19, 2009

New York: 1114 Avenue of the Americas, New York, NY 10036 • 212.302.3300
Long Island: 41 Front Street, Rockville Centre, NY 11570 • 516.766.7345

CHARLES JORDAN & CO., LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS

Cash and cash equivalents	$ 5,328
Due from clearing broker	6,031
Prepaid expenses	2,552
Total Assets	$ 13,911

LIABILITIES AND MEMBERS' DEFICIENCY

LIABILITIES	
Accrued expenses and other liabilities	$ 4,875
Subordinated borrowings	100,000
Total Liabilities	104,875
Members' deficiency	(90,964)
Total Liabilities and Members' Deficiency	$ 13,911

See accompanying notes to the financial statements.

CHARLES JORDAN & CO., LLC

STATEMENT OF OPERATIONS AND CHANGES IN MEMBERS' DEFICIENCY

FOR THE YEAR ENDED DECEMBER 31, 2008

Commission income	$ 125,003
OPERATING EXPENSES	
Commission expense	43,192
Overhead allocation	17,902
Salaries and benefits	41,572
Professional fees	9,189
Regulatory fees	3,133
Telephone and communications	3,532
Other expenses	15,306
Total Operating Expenses	133,826
Net Loss	(8,823)
Members' Deficiency - January 1, 2008	(79,341)
Members' Withdrawals	(2,800)
Members' Deficiency - December 31, 2008	$ (90,964)

See accompanying notes to the financial statements.

CHARLES JORDAN & CO., LLC

STATEMENT OF CHANGES IN SUBORDINATED LIABILITIES

FOR THE YEAR ENDED DECEMBER 31, 2008

Subordinated Liabilities - January 1, 2008	$ 100,000
INCREASES	
Issuances of subordinated note	-
DECREASES	
Payments of subordinated note	-
Subordinated Liabilities - December 31, 2008	$ 100,000

See accompanying notes to the financial statements.

CHARLES JORDAN & CO., LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (8,823)
Adjustments to reconcile net income to net cash used by operating activities:	
Changes in operating assets and liabilities:	
Due from clearing broker	(2,795)
Prepaid expenses	(360)
Accrued expenses and other liabilities	(1,125)
Net Cash Used by Operating Activities	(13,103)
CASH FLOWS FROM FINANCING ACTIVITIES	
Members' withdrawals	(2,800)
Net Decrease in Cash and Cash Equivalents	(15,903)
Cash and Cash Equivalents - January 1, 2008	21,231
Cash and Cash Equivalents - December 31, 2008	$ 5,328

See accompanying notes to the financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Charles Jordan & Co., LLC (the "Company") was organized as a limited liability company on December 31, 2000 under the laws of the State of Delaware and is subject to the provisions of the Delaware Limited Liability Act. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The members share profits and losses as defined by the operating agreement and each member's liability is limited. The Company continues indefinitely until such time it is terminated. The Company is an introducing broker and clears its securities transactions on a fully disclosed basis through another broker-dealer.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

b) Revenue Recognition

Commission income and related expenses associated with transactions in securities, mutual funds and other products are recorded on a trade-date basis.

c) Income Taxes

No provision has been made in the accompanying financial statements for federal, state and local income taxes since such taxes are the responsibility of the Company's individual members. The Company is subject to New York City unincorporated business tax. For 2008, the Company sustained a net operating loss of approximately $9,000, which is available to be carried forward for a period of 20 years.

The Company has elected to defer the application of Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48), an interpretation of FASB Statement No. 109, Accounting

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

c) Income Taxes (cont'd)

for Income Taxes (FASB 109), as permitted by FASB Staff Position FIN 48-3. FIN 48 is effective for the Company's annual financial statements in fiscal years beginning after December 15, 2008. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with FASB 109.

The determination of uncertain tax positions for these financial statements prior to the implementation of FIN 48 uses the tax positions reported on the Company's tax returns which are based on the requirements for filing tax returns under the various taxing authorities for the applicable fiscal period. These filings may be subject to amendment or change during an examination by the various taxing authorities, which has not been considered in the determination of the Company's tax assets or liabilities included in these financial statements. The technical merits of the Company's tax positions are derived from sources of authorities in the tax law (legislation and statutes, legislative intent, regulations, rulings, and case law) and their applicability to the facts and circumstances of the tax positions.

3. SUBORDINATED LIABILITIES

A member loaned the Company $100,000 under the terms of a subordinated loan agreement. The loan is due on July 31, 2009, and bears no interest. The loan meets the requirements of the FINRA and was available to the Company in computing its net capital under SEC Rule 15c3-1. To the extent that the loan is necessary for the Company's continued compliance with the minimum net capital requirements, the loan may not be repaid. The Company received approval from FINRA on March 4, 2009 to covert the loan to permanent equity.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not

4. NET CAPITAL REQUIREMENTS (cont'd)

exceed 15 to 1. At December 31, 2008, the Company had net capital of $6,484, which was $1,484 in excess of its required minimum net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .75 to 1. The Company's ratio of debt to debt-equity was 11.07 to 1 which was in violation of the required maximum of 70%. The Company received approval from FINRA on March 4, 2009 to convert the outstanding subordinated loan to permanent members' equity and is therefore in compliance with the rule.

5. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

As a securities broker-dealer, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions. The Company introduces these transactions for clearance to other broker-dealers on a fully disclosed basis.

6. CONCENTRATION OF CREDIT RISK

The Company maintains cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

7. RELATED PARTY TRANSACTION

The Company has an expense sharing agreement with its clearing broker. The Company remits forty percent of the commissions earned for rent and other overhead expenses. In 2008, the Company paid such expenses totaling $17,902.These amounts are settled in the ordinary course of business. There were no amounts outstanding as of December 31, 2008.

SUPPLEMENTAL INFORMATION

CHARLES JORDAN & CO., LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2008

NET CAPITAL	
Capital and allowance subordinated liabilities:	
Members' deficiency	$ (90,964)
Subordinated liabilities allowable in computation of net capital	100,000
Total Capital and Allowable Subordinated Liabilities	9,036
Non-allowable assets:	
Prepaid expenses	(2,552)
Net Capital	$ 6,484
MINIMUM NET CAPITAL REQUIRED (GREATER OF 6 2/3% OF A.I. OR $5,000)	$ 5,000
EXCESS NET CAPITAL	$ 1,484
TOTAL AGGREGATE INDEBTEDNESS (A.I.)	$ 4,875
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.75 to 1
RATIO OF DEBT TO DEBT-EQUITY	11.07 to 1

There are no material differences between the above computation of net capital and the Company's corresponding unaudited Part II of Form X-17a-5 as of December 31, 2008.

The Company was in violation of the Net Capital Rule 15c3-1(d) whereby its debt to debt-equity ratio as of December 31, 2008 exceeded the 70% maximum requirement. As of the filing of this report, the Company received approval from FINRA to convert the subordinated debt as of March 4, 2009 to permanent members' equity and is therefore in compliance with such rule.

See accompanying notes to the financial statements.

CHARLES JORDAN & CO., LLC

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2008

The Company claims exemption from the requirements of Rule 15c3-3, under section (k) (2) (ii) of the rule.

See accompanying notes to the financial statements.

SUPPLEMENTARY REPORT
OF INDEPENDENT AUDITORS

GRAF REPETTI & CO., LLP
Certified Public Accountants & Business Advisors
www.grafrepetti.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Members of
Charles Jordan & Co., LLC

In planning and performing our audit of the financial statements and supplemental schedules of Charles Jordan & Co., LLC (the "Company") for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons, and recommendation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The Company's management is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and are recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

New York: 1114 Avenue of the Americas, New York, NY 10036 • 212.302.3300

Long Island: 41 Front Street, Rockville Centre, NY 11570 • 516.766.7345

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the Company's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs of this report and would not necessarily identify all deficiencies in internal control that might be material weaknesses. Other than as disclosed below, we did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

The Company was in violation of the Net Capital Rule 15c3-1(d) for exceeding the maximum ratio of debt to debt-equity. This we consider to be a material weakness as defined above. The Company received approval from FINRA on March 4, 2009 to convert the outstanding subordinated loan to permanent members' equity and is therefore in compliance with such rule.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Graf Repetti and Co., LLP

New York, New York
March 19, 2009

GRAF REPETTI & CO., LLP
Certified Public Accountants & Business Advisors

CHARLES JORDAN & CO., LLC

REPORT ON AUDIT OF
FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION

REPORT ON INTERNAL CONTROL
DECEMBER 31, 2008